Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 30, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10455
FT High Income Municipal Model Portfolio Series
(the “Trust”)
CIK No. 1943974 File No. 333-268468

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Portfolio

2. The Staff notes the disclosure states, “The Trust seeks high income that is exempt from federal income taxes with a secondary objective of capital appreciation.” Please revise the disclosure in the Portfolio Selection Process to be clear how the Trust will achieve high income in the strategy, especially as the Trust includes the term “High Income" in its name. The Staff presumes the Trust will accomplish this by investing in ETFs that invest in high yield or non-investment grade municipal securities. If true, please revise disclosure accordingly.

Response:The Trust notes that it will achieve high income by investing in ETFs that have exposure to high yield municipal bonds. The Trust further confirms that substantially all of the bonds held by the ETFs in the Trust’s portfolio will be municipal bonds. The disclosure will be revised accordingly.

3.If the Trust will have material exposure to municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

4.Please clarify, if true, that the ETFs invest predominantly in non-investment grade municipal securities or explain how investments generate "high income" for the Trust’s portfolio. In addition, please specify the credit ratings of these non-investment grade securities that the Trust invests in.

Response:As noted above, the Trust confirms that it will invest predominately in ETFs that have exposure to high yield municipal bonds. With respect to the credit ratings, the Trust notes that the Trust prioritizes ETFs that hold securities with lower rates of default. The disclosure will be revised accordingly.

5.The Staff notes the disclosure states, “The following factors are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed income asset type that aids the Committee in determining ETF allocations for the Trust's portfolio. What does this disclosure mean? The Staff notes that it believes the asset class considered for this portfolio is predominately municipal bonds. Please clarify.

Response:The Committee does not weigh the factors used to determine ETF allocations for the Trust’s portfolio. Rather, the Committee holistically reviews the factors for each municipal asset type to construct a picture and then uses that to determine the allocations for the Trust’s portfolio. The disclosure will be revised throughout the prospectus to clarify that the asset types considered are municipal asset types.

6.The Staff notes the disclosure states, “The duration of the portfolio will be no longer than 125% of the Committee's High Income Municipal Model Benchmark and no shorter than 75% of the benchmark as of the Initial Date of Deposit.” The Staff notes that the Committee’s High Income Municipal Model Benchmark is not defined or explained. Without an understanding of the benchmark, there is no context to understand the potential duration of the portfolio. The disclosure should state the duration of the benchmark and how the Portfolio correlates to that.

Response:The Trust notes that the Municipal High Income Model Benchmark is made up of the following: 45% of the Bloomberg Municipal Revenue 10 Year Index, 35% of the Bloomberg Municipal High Yield 10 Year Index and 20% of the Bloomberg Municipal Revenue 1 Year Index. The duration of the benchmark was 4.55 as of 12/13/2022 and the weighted average duration of the ETFs held by the Trust will be between 75% and 125% of that figure. The disclosure will be revised to state that in accordance with the Staff’s comment.

7.Please revise the disclosure to clarify what is meant by, “different municipal asset types.”

Response:The Trust notes that it considers “different municipal asset types” to include short-term, core and high-yield municipal bonds. The disclosure will be revised to clarify.

8.The Staff notes the disclosure states, “…spread (yield of one municipal security to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for municipal securities, including rate of default), credit quality (limiting the maximum weight of high-yield credit to 65% of Trust assets) and supply and demand trends across various municipal securities (including new issue supply and maturity of the underlying securities).” Please state how the Committee prioritizes these criteria in evaluating relative value.

Response:As noted in the earlier disclosure, these factors are not specifically weighted but are reviewed holistically. The Committee considers these factors together to determine the relative value of each fixed income asset type. Valuation is then considered in combination with the other factors (interest rate outlook/duration and municipal bond fundamentals) to paint a picture of each asset type to determine allocations for the Trust’s portfolio. The factors within each category are not weighted nor is one factor prioritized over another. Therefore, the Trust respectfully declines to add any additional disclosure.

9.The Staff notes the disclosure states, “Municipal bond fundamentals are metrics that impact a particular municipality.” Please explain what “impact a particular municipality” means in plain English.

Response:The Trust considers “impact a particular municipality” to include changes to a municipality, to its region or its population that may affect such municipality’s ability to levy and collect taxes, including general municipal revenue and taxes related to particular project or use. For example, increases or decreases in a municipality’s population will affect its tax base and ability to generate revenue to pay debt. The disclosure will be revised accordingly.

10.Please explain what is meant by “municipal revenues.” Also, does the Committee use any metrics to prioritize ETFs in terms of municipal revenues?

Response:The Trust notes that municipal revenue is revenue that supports payment of the debt service for a municipal bond. For example, tax receipts to pay general obligation bonds or hospital revenues to pay health care debt. The disclosure will be revised to clarify. The Trust further notes that it does not use any metrics to prioritize ETFs in terms of municipal revenues.

Risk Factors

11.The Staff notes that High Yield Securities is listed as a principal risk. As noted above in Comment No. 2, please revise the investment strategy section to disclose that the Trust invests in ETFs that invest in high yield securities.

Response:The disclosure will be revised to disclose that the Trust invests in ETFs that invest in high yield securities.

12.Please clarify in the High Yield Securities risk factor and revise throughout the prospectus whether the high yield securities are predominately municipal bonds.

Response:The disclosure will be revised to clarify that the Trust will predominately invest in ETFs that have exposure to high yield municipal bonds.

13.Please explain the nature of the Trust's investments in distressed securities (i.e., does the Trust purchase distressed securities/municipal bonds or does risk come from securities that are purchased becoming distressed).

Response:The Trust notes that the ETFs held by the Trust may buy distressed municipal bonds and/or may hold bonds that become distressed after purchase. Therefore, the Trust believes the disclosure as currently presented is adequate for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon